September 4, 2024

Szu Hao Huang
Chief Executive Officer
Cordyceps Sunshine Biotech Holdings Co., Ltd.
6th Fl., No. 15, Lane 548, Ruiguang Road
Neihu District
Taipei City, Taiwan

       Re: Cordyceps Sunshine Biotech Holdings Co., Ltd.
           Form 20-F for Fiscal Year Ended December 31, 2023
           File No. 333-269315
Dear Szu Hao Huang:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2023
General

1. We note your disclosure that you spun off your then-subsidiaries Cordyceps Sunshine HK and Chengdu Skyherb as a result of a share purchase agreement in September 2023, that your current corporate structure consists of Cordyceps Sunshine Cayman, and its subsidiaries Cordyceps Sunshine Taiwan Branch and Taiwanofungus HK, and that Taiwanofungus HK currently does not actively engage in any business. We also note
       your disclosure on page 16 that your marketing channels include physical chain stores and collaborations with major retail brands in Hong Kong and partnerships with large retail channels in China, and on page 18 that your sales "heavily depend" on your connections with Cordyceps distributors and retail customers in Mainland China. To the extent you do not conduct the majority of your operations in China, please provide us your analysis supporting this. To the extent you conduct the majority of your operations in China, please provide proposed disclosures regarding the legal and operational risks associated with China-based companies. For additional guidance, please see the Division of
       Corporation Finance's Sample Letter to China-Based Companies issued by the Staff in
 September 4, 2024
Page 2

       December 2021 and the Sample Letter to Companies Regarding
China-Specific
       Disclosures issued by the Staff in July 2023. In this regard, we note your Amendment No.
       2 to the Registration Statement on Form F-1, filed March 20, 2023, appears to address many of the issues identified in the December 2021 letter.
Operating and Financial Review and Prospects
Operating Results, page 34

2. We note your disclosure stating that, for the year ended December 31, 2023, your third party revenue and related party revenue of $760,722 and $121,811, respectively, was comprised of cordyceps products and Cattle mushroom products. Additionally, you disclose that you sold cordyceps products and Cattle camphor mushroom products to
       Gasar Biotechnology Co., Ltd, a related party, in the amounts of $121,811, $53,304 and
       $0 for the years ended December 31, 2023, 2022, and 2021, respectively. However, you disclose in Note 4, on page F-16, that, on September 28, 2023, you sold Cordyceps
       Sunshine Biotech Co., Ltd. (Hong Kong), containing your cordyceps business, and reported it as discontinued operations in your financial statements. Therefore, the discussion of your discontinued operations should be separated from your discussion of continuing operations in operating and financial review and prospects for all periods presented. Please revise your disclosure as necessary.

3. Please expand your disclosure of Cattle mushroom product sales from third parties and related parties to quantify and discuss the types of products sold during the fiscal years ended December 31, 2023 and December 31, 2022.
4. Please expand your disclosure to discuss the reasons for the decrease in research and development expenses of $118,444 from the fiscal year ended December 31, 2022 to the fiscal year ended December 31, 2023.
Factors Affecting Our Results of Operations, page 35

5. We note your disclosure stating that as a result of the COVID-19 outbreak in December
       2019 and continuing through 2020, 2021 and 2022, the Company   s
businesses, results of
       operations, financial position and cash flows were adversely affected in 2022 with potential continuing impacts on subsequent periods, including but not limited to the
       material adverse impact on the Company   s revenues as result of the
suspension of
       operations and decline in demand by the Company   s customers. Please
expand your
       disclosure to quantify any material impact of the COVID-19 outbreak on your revenues for the years presented.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tracie Mariner at 202-551-3744 or Daniel Gordon at 202-551-3486 if you
have questions regarding comments on the financial statements and related matters. Please contact Jimmy McNamara at 202-551-7349 or Joshua Gorsky at 202-551-7836 with any other questions.
 September 4, 2024
Page 3



                    Sincerely,

                    Division of Corporation Finance
                    Office of Life Sciences